Exhibit (a)(3)

MAXWELL SHOE COMPANY INC.

101 Sprague Street, P.O. Box 37

Readville (Boston), Massachusetts 02137-0037

March 30, 2004

To All Employees

Thank you for your continued support and hard work over these past weeks. I know that recent events have created some uncertainty, but you should all be proud of the unwavering focus that you have demonstrated to our customers and other stakeholders.

As you know, almost two weeks ago, Maxwell Shoe Company notified Jones Apparel Group that it had rejected its unsolicited proposal to acquire the Company. On March 23, 2004, Jones commenced an unsolicited tender offer for all of the outstanding shares of Maxwell Shoe Company common stock at the same price previously rejected by the Maxwell Board. Yesterday, our Board of Directors announced its recommendation that Maxwell Shoe Company’s stockholders reject Jones’s offer and not tender their shares.

Our Board’s unanimous recommendation is based on the same reasons we cited in our letter to Jones concerning its initial proposal. In short, our Board believes that:

•	Jones’s offer is financially inadequate and not in the best interests of Maxwell Shoe Company’s stockholders;

•	It significantly undervalues the strength and diversity of our portfolio of brands and future growth opportunities; and

•	We can create value for stockholders in excess of Jones’s offer through the continued execution of our current strategy.

A copy of the press release issued yesterday is attached. I encourage you to read it and share it with your families.

We appreciate all you’ve done to help ensure that our Company remains an industry leader in the footwear marketplace. Due largely to your efforts, Maxwell Shoe Company is widely admired as a company that delivers on its promises. I am confident that, together, we can stay focused on our priorities and successfully realize our full potential.

We will continue to keep you informed in the days ahead.

Sincerely,

Mark Cocozza

Chairman and CEO

Maxwell Shoe Company stockholders are strongly advised to read Maxwell Shoe Company’s solicitation/recommendation statement on Schedule 14D-9, when it becomes available, regarding the tender offer referred to in this press release, because it will contain important information. Stockholders may obtain a free copy of the solicitation/recommendation statement, which will be filed today by Maxwell Shoe Company with the Securities and Exchange Commission, at the SEC’s web site at www.sec.gov. Stockholders may also obtain, without charge, a copy of the solicitation/recommendation statement, when available, at www.maxwellshoe.com.